UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

HAMPTON ROADS BANKSHARES, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

409321106

(CUSIP Number)

John Caughey
CapGen Capital Group VI LP
1185 Avenue of the Americas
Suite 2000
New York, New York 10036
(212) 542-6868

Copy to:

Alison S. Ressler, Esq.
Sullivan & Cromwell LLP
1888 Century Park East
Los Angeles, California 90067
(310) 712-6600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 27, 2012

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 409321106
1.	Names of Reporting Persons. CapGen Capital Group VI LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 39,752,106 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 39,752,106 (1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 39,752,106 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 37.5% (2)
14.	Type of Reporting Person (See Instructions) PN
__________
(1)	Does not include any shares of Common Stock (as defined in the 13D filing) that may be purchased by CapGen Capital Group VI LP (“CapGen LP”) in the Standby Purchase (as defined in the 13D filing).

(2)
The calculation of the percentage of outstanding shares is based on 34,561,145 shares of Common Stock outstanding as of May 17, 2012, as disclosed by the Issuer (as defined in the 13D filing) in its Definitive Proxy Statement on Schedule 14A filed May 31, 2012 (the “Proxy Statement”) plus 71,428,572 shares issued on June 27, 2012 in the Private Placement (as defined in the 13D filing).

CUSIP No. 409321106
1.	Names of Reporting Persons. CapGen Capital Group VI LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 39,752,106 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 39,752,106 (1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 39,752,106 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 37.5% (2)
14.	Type of Reporting Person (See Instructions) OO
__________
(1)	Does not include any shares of Common Stock that may be purchased by CapGen LP in the Standby Purchase.
(2)
The calculation of the percentage of outstanding shares is based on 34,561,145 shares of Common Stock outstanding as of May 17, 2012, as disclosed by the Issuer in its Proxy Statement plus 71,428,572 shares issued on June 27, 2012 in the Private Placement.

CUSIP No. 409321106
1.	Names of Reporting Persons. Eugene A. Ludwig
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 39,752,106 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 39,752,106 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 39,752,106 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 37.5% (2)
14.	Type of Reporting Person (See Instructions) IN
__________
(1)	Does not include any shares of Common Stock that may be purchased by CapGen LP in the Standby Purchase.

(2)
The calculation of the percentage of outstanding shares is based on 34,561,145 shares of Common Stock outstanding as of May 17, 2012, as disclosed by the Issuer in its Proxy Statement plus 71,428,572 shares issued on June 27, 2012 in the Private Placement.

EXPLANATORY NOTE

The Reporting Persons are filing this Amendment No. 3 on Schedule 13D (this “Amendment”) to amend the Schedule 13D filed on October 12, 2010 (as amended by Amendment No. 1 filed on December 30, 2010 and Amendment No. 2 filed on May 23, 2012, the “13D Filing”). Capitalized terms used herein, but not otherwise defined herein, shall have the meanings ascribed to such terms in the 13D Filing. Except as specifically amended and supplemented by this Amendment, the 13D Filing remains in full force and effect.

Item 3.           Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated as follows:

The aggregate funds used in connection with the purchase of 39,752,106 shares of Common Stock were $80,401,391 (the “Purchase Price”). The Purchase Price was funded with cash provided to CapGen LP by the limited partners of CapGen LP.

Item 4.            Purpose of Transaction

Item 4 of the 13D Filing is hereby amended and supplemented by inserting the below paragraph immediately following the ninth paragraph thereof:

On June 27, 2012, pursuant to the terms of the Standby Purchase Agreement, CapGen LP completed its purchase of 33,710,394 shares of Common Stock from the Issuer in the Private Placement that comprises a part of the Capital Raise and surrendered all of its outstanding warrants.

Item 5.              Interest in Securities of the Issuer

Item 5(a) and (b) of the 13D Filing is hereby amended and restated as follows:

(a) and (b)

Reporting Person	Amount Beneficially Owned (1)	Percent of Class (2)	Sole Power to Vote or Direct the Vote (1)	Shared Power to Vote or Direct the Vote (1)	Sole Power to Dispose or to Direct the Disposition (1)	Shared Power to Dispose or to Direct the Disposition (1)
CapGen Capital Group VI LP	39,752,106	37.5%	39,752,106	0	39,752,106	0
CapGen Capital Group VI LLC	39,752,106	37.5%	39,752,106	0	39,752,106	0
Eugene A. Ludwig	39,752,106	37.5%	0	39,752,106	0	39,752,106
(1)	Does not include any shares of Common Stock that may be purchased by CapGen LP in the Standby Purchase.

(2)
The calculation of the percentage of outstanding shares is based on 34,561,145 shares of Common Stock outstanding as of May 17, 2012, as disclosed by the Issuer in its Proxy Statement plus 71,428,572 shares issued on June 27, 2012 in the Private Placement.

Each of the Reporting Persons and each individual named in response to Item 2 hereof disclaims beneficial ownership of the shares of Common Stock referred to herein that such Reporting Person or individual does not hold directly.

Item 7.              Material to be Filed as Exhibits

Item 7 of the 13D Filing is hereby amended and supplemented by inserting the following:

Exhibit 10	Joint Filing Agreement, dated June 28, 2012, by and among CapGen Capital Group VI LP, CapGen Capital Group VI LLC and Eugene A. Ludwig.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   June 28, 2012

CAPGEN CAPITAL GROUP VI LP

By: CAPGEN CAPITAL GROUP VI LLC, its general partner

By:	/s/ Eugene A. Ludwig
	Name:	Eugene A. Ludwig
	Title:	Managing Member

CAPGEN CAPITAL GROUP VI LLC

By:	/s/ Eugene A. Ludwig
	Name:	Eugene A. Ludwig
	Title:	Managing Member

EUGENE A. LUDWIG

By:	/s/ Eugene A. Ludwig
	Name:	Eugene A. Ludwig

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

EXHIBIT INDEX

Exhibit	Title

Exhibit 10	Joint Filing Agreement, dated June 28, 2012, by and among CapGen Capital Group VI LP, CapGen Capital Group VI LLC and Eugene A. Ludwig.